RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

SHARE PRICE MAKES STRONG GAINS

London, 4 August 2005 - Since its listing on Nasdaq in July 2002, Randgold Resources' share price has increased by more than 300%, significantly outperforming its peers. In the first six months of 2005 alone it has risen by more than 30%.

Patrick Chidley, a mining analyst at BJM in New York says that in spite of this sustained rise, there is still plenty of upside in the Randgold Resources share price relative to its peer group.

"In our opinion, Loulo ranks as one of the top five gold projects not owned by a major producer in the world today. We believe that if the currently outlined potential in the underground project becomes tangible, this will inevitably drive up the stock," he said.

Victor Flores, senior mining analyst at HSBC and coordinator of its global gold sector research, notes that with the impending start-up of Loulo and a better operating performance by Morila, Randgold Resources' fundamentals have moved to the positive.

"The valuation of the shares appears to largely factor this in, and probably also takes into account the sale of shares by Randgold & Exploration. This has aided in generating positive momentum," Flores writes in HSBC's Senior Gold Book for 2005.

"Our share price graph says it all to our shareholders as well as to asset managers who will be interested to see how our performance compares with a peer group of solid companies in the gold mining industry," adds Randgold Resources chairman Philippe Liétard.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER:Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.